Filed by MiMedx Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

MiMedx Group, Inc.

Second Quarter 2026 Operating & Financial Results Conference Call

July 29, 2026

Presenters

Matt Notarianni, Head of Investor Relations

Joe Capper, CEO

Doug Rice, CFO

Q&A Participants

Chase Knickerbocker – Craig-Hallum

Frank Takkinen – Lake Street Capital Markets

Dave Turkaly – Citizens

Brad Bowers – Mizuho Securities

Operator

Good afternoon, and thank you for standing by. Welcome to today’s MiMedx Investor Conference Call. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Mr. Matt Notarianni, Head of Investor Relations for MiMedx. Thank you. You may begin.

Matt Notarianni

Thank you, operator, and good afternoon, everyone. We are excited to welcome you to today’s conference call, where we will discuss our recently announced plans to acquire Sanara MedTech, as well as MiMedx’s second quarter 2026 operating and financial results. With me on today’s call are Chief Executive Officer, Joe Capper, and Chief Financial Officer, Doug Rice.

As part of today’s webcast, we are simultaneously displaying slides that you can follow. You can access the slides from the investor relations website at mimedx.com. Joe will kick us off with some opening remarks about the Sanara transaction before we continue with a summary of our second quarter 2026 operating and financial results highlights. And Doug will provide a detailed review of our results for the quarter, and then we will conclude with some additional updates before we open the line for your questions.

Before we begin, I would like to remind you that our comments today will include forward-looking statements, including statements regarding future sales, operating results and cash balance growth, future margins and expenses, our product portfolios, expected market sizes for our products, and expectations regarding the Sanara acquisition, including expected benefits and financial performance of the combined company. These expectations are subject to risks and uncertainties, and actual results may differ materially from those anticipated due to many factors, including competition, access to customers, the reimbursement environment, and unforeseen circumstances and delays. Additional factors that could impact outcomes and our results include those described in the Risk Factors section of our annual report on Form 10-K and our quarterly report on Form 10-Q. Also, our comments today include non-GAAP financial measures, and we provide a reconciliation to the most comparable GAAP measures in our press release, which is available on our website at mimedx.com.

With that, I’m now pleased to turn the call over to Joe Capper. Joe?

Joe Capper

Thanks, Matt, and good afternoon, everyone. Thank you for joining us on today’s call. I am pleased to report that MiMedx is back on track to deliver dynamic growth as we announce our intent to combine forces with Sanara MedTech to augment our already successful surgical franchise. Importantly, we are also starting to see signs of stabilization on the wound care side of the business. As expected, MiMedx was faced with an extremely challenging environment in the wound care market.

We signaled on previous calls that the dramatic changes to the Medicare reimbursement system for wound care products would cause significant disruption and take some time to sort out among various constituencies. We believed the business would stabilize over time as weaker players left the market, creating an opportunity to pick up share. So far, the early signs indicate that is exactly what is happening.

Moreover, our surgical business continued to post excellent performance, growing the top line 15% year-over-year. In aggregate, the company grew sequentially by 9% from Q1 to Q2. More on that in a few minutes. I want to first touch on the big news of the day. We are extremely excited to share the news that we have reached the definitive agreement to acquire all the outstanding shares of Sanara MedTech for a total consideration of $35 a share.

This transformational combination will immediately create one of the largest regenerative medicine companies across numerous surgical subspecialties with an incredibly attractive financial profile. Post-closing, approximately 75% of MiMedx revenue will come from surgical and 25% from wound. When I joined the company three years ago, we clarified our strategic growth plan, which included focusing on opportunities to expand our surgical business. More specifically, the plan called for targeted investments in commercial resources, new products, and robust clinical research to augment our surgical footprint and take advantage of what we consider an incredibly large, growing, and underserved market.

As I mentioned on our last call, we have raised our surgical revenue by more than 50% over that timeframe. We’ve also spoken about our intent to deploy capital to accelerate our surgical growth plan if we could find assets that met our acquisition criteria. We have remained disciplined in that endeavor, making only a few small investments to date. Having made my share of acquisitions over the years, I know the importance of waiting for the right opportunity.

Our patience has been rewarded, as Sanara checks the critical boxes we were looking for in an acquisition. I would go so far as to say we believe this is a perfect strategic and cultural fit. 100% of Sanara is greater than $100 million of revenue is in surgical procedures that are highly complementary to our business. They are a growth company that is profitable and immediately accretive even before synergies. Their products are 510(k) cleared and unlock $4 billion of new addressable market for us.

We expect the transaction to close by year-end. In the meantime, we will solidify the integration plan in preparation for a fast start post-close. In 2027, we would expect the newly combined company to generate revenue well in excess of $400 million, with growth in the double digits. And with over $20 million of those expected cost synergies, we would anticipate an adjusted EBITDA margin of over 20%, generating a meaningful amount of free cash flow.

These metrics illustrate why we are calling this a transformational combination. The MiMedx surgical franchise, which is primarily soft tissue focused, combined with Sanara, which is roughly two-thirds musculoskeletal focus, creates a business approaching $300 million in annual surgical revenue across a wide range of subspecialties, and this, before factoring in the cross-selling opportunities.

Sanara currently generates most of its revenue from two product lines. Their CellerateRX product is a bovine particulate, which accounted for approximately $80 million of LTM revenue. It is indicated for the management of surgical, traumatic, and partial and full-thickness wounds, as well as first and second-degree burns. It is supported by over 20 published clinical studies and is approved and/or contracted in over 4,000 hospitals. Market data indicates that particulates are the fastest-growing subsegment in the surgical soft tissue repair category.

Sanara’s BIASURGE is a no-rinse irrigation solution containing an antimicrobial preservative, highly effective against a broad spectrum of pathogenic microorganisms. It is indicated for use in the mechanical cleansing and removal of debris from surgical wounds and requires no secondary rinsing. The Sanara team is also excited to get OsStic approved and into the market, hopefully during Q1 of 2027. Granted breakthrough device designation by the FDA, OsStic is a synthetic injectable bone bio-adhesive that we believe is a one-of-a-kind product.

The initial indication being pursued is for periarticular fractures, which occur at or near the joint. Periarticular fractures have postoperative complication rates of over 35%, with an average failure rate of 10%-20% for patients with lower extremity fractures. In pre-clinical mechanical testing, OsStic demonstrated bonding to bone that was 40 times stronger than traditional bone cement. Unlike other bone graft products, OsStic provides immediate bone adhesion and stability when traditional fixation is limited, enabling surgeons to reconstruct joints that were previously considered non-repairable.

Not only are we excited about these products and the rest of the existing portfolio and pipeline, during the diligence process, we became extremely impressed with the Sanara team, their creativity, desire to win, and passion for patient care, qualities that are shared by our organization. The importance of a cultural alignment cannot be overstated. We think these teams are ideally suited to combine and grow together.

We will discuss more about the acquisition in Q&A, so I’ll now move on to summarize the excellent progress we made in Q2. The headline is we experienced sequential recovery in wound and continued strong momentum in surgical. For the second quarter, net sales were $64 million. As expected, this was a significant year-over-year drop due to the Medicare reimbursement changes. More relevant to the current circumstances, it represented a $5 million or 9% sequential improvement.

We also experienced sequential revenue growth for each month during the quarter, with June being our highest net sales month for the calendar year at $24 million. Wound care center unit volume grew by double digits on both an annual and sequential basis. A very positive sign for MiMedx amidst a struggling wound market. Our surgical revenue was up 15% year-over-year. Our adjusted gross profit margin was 74% in the quarter.

We had an adjusted EBITDA loss of $8 million compared to a $12 million loss in Q1. This loss includes $5 million of additional bad debt expenses above our historic reserve levels to account for collection challenges, primarily among private office accounts resulting from the Medicare reimbursement change. We expect this additional expense to be transitory. For perspective, had bad debt expenses been consistent with our historic quarterly run rate of approximately $700,000 per quarter, adjusted EBITDA in the first two quarters of 2026 would have been significantly better.

As a reminder, we began reducing our expense structure starting in April, and by June, we trended near breakeven, a positive indicator for the second half of the year. We bought back $13 million of MiMedx stock before terminating the program as discussions developed regarding the Sanara acquisition. We ended the quarter with $119 million in net cash. We moved into full market release of the newly licensed surgical products, including Gel4Derm Plus, and we submitted our first two 510 applications, including one for a placental-derived product, both of which were accepted for review by the FDA.

As we have articulated many times in the past, the company continues to pursue a long-term growth plan which prioritizes, number one, innovation and diversification to support both our wound and surgical businesses, and number two, targeted investments to expand our surgical franchise. We believe the Sanara acquisition accelerates this plan by several years. This strategy has been extremely effective, and as a result, we have continued to realize excellent growth in our surgical segment while quickly stabilizing our wound business.

During the second quarter, the wound care market continued to work through the implications of the new Medicare reimbursement framework. The distracting factors we discussed during last quarter’s call remained largely the same in Q2. The MACs [ph] are disorganized and behind in processing claims. Extremely low-priced products are being dumped on the market. Audits and clawbacks are increasing, and the WISeR Model is a complete disaster.

At least in the case of WISeR, there is some hope for relief. The prolonged prior authorization and ineffective implementation have been devastating for patients. The resulting high complaint rates and concern for beneficiary access led to legislative directives for CMS to address the issue and report back to Congress. Corrective action with WISeR would be a welcome reprieve.

Despite these headwinds, we have been making excellent progress. Given the magnitude of the Medicare reimbursement reduction from year-to-year, the only logical way to measure such progress is on a sequential basis. For Q2, our wound care volume increased 22% compared to Q1. Within wound care centers, where we have been concentrating our efforts, we achieved 44% sequential volume growth. In both cases, we achieved sequential revenue growth as well. We are still in the early stages of this transition. However, we see this sequential growth as a positive sign for MiMedx.

The proposed 2027 physician fee schedule, which was published earlier this month, indicates CMS has little interest in course-correcting at this time. The system and reimbursement level we have today will likely remain in place throughout next year as well. We believe that at some point, CMS will set basic requirements for proof of product safety and efficacy to qualify for reimbursement. As such, we continue to fund RCTs on two of our most recent product introductions. Proof of clinical effectiveness is a standard we would welcome and see as a competitive advantage for MiMedx.

In summary, we are making good progress as the wound care market works through this recovery phase. Once normalized, we believe our market-leading technology with its unmatched collection of clinical evidence will continue to set the standard. I want to be clear, we remain committed to the wound care market and will continue to persevere through the current market conditions. We never lose sight that people with chronic hard-to-heal wounds depend on our products.

Turning to our surgical business, where we continue to experience excellent momentum with 15% year-over-year growth in Q2. We saw contributions from the entire surgical portfolio, with the fastest growth in our domestic particulate sub-segment, which grew 21%. At the outset of this year, we realigned our commercial team to dedicate more sales professionals to the surgical business, and we continue to look for opportunities to augment this team even further. As I mentioned in the past, we added a few new products to the bag this year.

AMNIOFIX Thyroid Shields, a new variant of our AMNIOFIX product, which is used as a protective barrier during thyroidectomy surgery, is off and running. We also moved into full market release of the surgical products we licensed earlier in the year, including Gel4Derm Plus. In addition to deploying more direct selling resources and expanding our product portfolio, we consistently prioritize the generation of rigorous scientific and clinical evidence as a crucial part of our growth plan, some of which I highlighted during our last few calls.

We’ve amassed a library of data that allows us to confidently state that we have the number one most studied amniotic tissue. As you know, we’ve also been advocating for placental allografts to be upregulated from a 361 designation to 510(k) clearance, like xenografts and synthetic skin substitutes, which will allow us to articulate specific usage claims. To that end, during Q2, we submitted our first two 510(k) applications, one of which is a placental-derived particulate product.

In summary, as you have just heard, we’re making good progress working through the reimbursement-related disruptions in the wound care market. We right-sized our cost structure to facilitate a return to profitability. Momentum in our surgical business remains strong. And with today’s acquisition announcement, we will transform this company and position it for tremendous growth in 2027 and beyond. Importantly, today, we are also reiterating MiMedx’s full-year standalone guidance for 2026.

With that, I’ll turn the call over to Doug. Doug?

Doug Rice

Thank you, Joe, and good afternoon to everyone. I would like to start by echoing Joe’s enthusiasm around today’s announcement. We believe that the combination of Sanara’s innovative portfolio and commercial momentum, together with MiMedx’s growing surgical footprint, will create significant value. This is a great day for both companies, and I am excited for what this means for all of our stakeholders.

Today, after my standalone second quarter comments, I’ll be providing some additional color around the financing of the transaction, as well as our performance expectations from the combination. Notwithstanding that we believe this acquisition will close by year-end, for clarity, my comments around our performance for the second quarter and guidance for the remainder of 2026 are on a standalone basis and excludes any potential impact from the pending Sanara acquisition.

Before we begin, as a reminder, many of the financial measures covered in today’s call are presented on a non-GAAP basis. So please refer to our earnings release for further information regarding our non-GAAP reconciliations and disclosures, including the reconciliation tables that provide more detail regarding the adjustments made to calculate our non-GAAP measures.

Turning to our results, second quarter 2026 net sales were $64 million, a decrease of 35% compared to the prior year period, but sequential growth of 9% compared to the first quarter. By product category, surgical net sales were $39 million, increasing 15% year-over-year, while wound net sales were $25 million, declining 61%. This continued the trend established in the first quarter, with strong surgical growth partially offsetting the ongoing challenges facing the wound business. As a result, MiMedx’s organic revenue mix has shifted meaningfully towards surgical and is likely to continue moving forward.

Within surgical, growth remained broad-based across the portfolio. Our flagship placental sheet products, AMNIOFIX and AMNIOEFFECT, and our particulate products all generated solid year-over-year growth. We also benefited from incremental revenue contributions from G4Derm Plus, which we recently licensed, further demonstrating the strength and diversification of our surgical platform.

Within wound, the business continues to be impacted by the Medicare reimbursement changes that took effect on January 1st, 2026, which significantly reduced reimbursement levels across the category. Many of the challenges we articulated during our first quarter call persisted in the second quarter. Despite these ongoing wound care reimbursement challenges, we are encouraged by improving activity levels in wound care centers and hospital outpatient settings as patient volume continues to migrate into those sites of care. As a result, wound revenue in the second quarter increased 11% sequentially, while volume improved 22%, reflecting early signs of stabilization within the business.

Gross profit for the second quarter was $44 million, compared to $80 million in the prior year period, while gross margin was 69% compared to 81% last year. The decline was primarily driven by lower pricing within wound following the Medicare reimbursement changes, unfavorable product mix, as well as certain higher costs. Looking ahead, we expect gross margin to improve into the mid-70s range beginning in the third quarter as we realize benefits from our cost reduction initiative and improved manufacturing throughput.

Sales and marketing expense was $46 million, or 72% of net sales, compared to $48 million or 49% of net sales in the prior year period. The decrease was primarily driven by our cost reduction initiatives, which resulted in lower compensation, travel, and meeting expenses. We also incurred lower commission expenses due to lower sales.

These savings were largely offset by bad debt expense, which increased $5 million year-over-year. This charge primarily reflects the credit deterioration of a limited number of legacy customer accounts and is not indicative of broader portfolio trends. While we continue to aggressively pursue all collections, we do not expect any further significant bad debt charges in the back half of 2026.

For the full year, we expect sales and marketing expense to be between 62%-64% of net sales, reflecting anticipated sequential revenue growth in the second half of the year, benefits from our cost reduction actions, partially offset by the bad debt expense we incurred during the second quarter, which we don’t expect to recur, as we expect our accounts receivable collections to improve. General administrative expense was $13 million compared to $16 million in the prior year period. The decrease was primarily driven by lower compensation expense following our cost reduction initiatives. This was partially offset by increased legal expenses associated with ongoing legal matters.

In the back half of 2026, we expect the amount of GAAP G&A expense to be consistent with the second quarter. Research and development expense was $3 million or 4% of net sales, representing a decrease of 16% compared to the prior year period. The reduction was primarily driven by lower personnel costs following our cost reduction initiatives.

We expect R&D expense to remain relatively consistent throughout the remainder of 2026, averaging approximately $3 million-$3.5 million per quarter. Our effective income tax rate for the quarter was 17%, compared to 26% in the prior year period. Our effective tax rate was impacted by the timing and deductibility of compensation related expenses, as well as vestings of restricted stock. We continue to expect our long-term non-GAAP effective tax rate to be approximately 25%.

GAAP net loss was $15 million or $0.10 per share compared to GAAP net income of $10 million or $0.06 per share in the prior year period. Adjusted net loss for the second quarter was $7 million or $0.05 per share compared to adjusted net income of $15 million or $0.10 per share in the prior year period. The decline primarily reflects the impact of the lower wound profitability, partially offset by savings realized from our restructuring and cost reduction initiatives.

Adjusted EBITDA was negative $8 million or negative 13% of net sales compared to positive adjusted EBITDA of $24 million or 25% of net sales in the prior year period. We remain focused on executing our operational initiatives and expect adjusted EBITDA to improve sequentially throughout the remainder of the year, while exiting the year in Q4 in the high single digits as a percent of revenue.

Turning to liquidity, we ended the quarter with $119 million in net cash, an increase of $19 million compared to the prior year period. During the quarter, we deployed $13 million under our share repurchase plan and incurred $4 million of one-time severance costs related to our cost reduction initiatives. Even after these uses of cash, we continue to maintain a strong balance sheet and significant financial flexibility, enabling us to more efficiently finance the transaction with Sanara.

As Joe mentioned in his opening comments, today, we are reiterating our standalone financial outlook for 2026, which calls for full year net sales of between $260 million and $290 million and adjusted EBITDA approaching breakeven on a full year basis. Turning our attention back to our pending combination with Sanara, we have secured committed financing for the acquisition with a $300 million term loan from Hayfin Capital Management. The six year note will carry interest at SOFR plus six -- a quarter percent, and is subject to various covenants over the duration of the loan. As you may recall, Hayfin was previously a lender to the company, and we appreciate our longstanding relationship with the team and look forward to working with them again.

On a related note, as we move toward the closing of this acquisition, we initiated this week the prepayment of our existing term loan with Citizens and Bank of America later this week. We could not be more appreciative of the partnership with both of these banks over the last several years. Regarding our anticipated 2027 financial performance following the Sanara acquisition, as Joe mentioned and assuming a 2026 closing, we expect the combined company’s top line to be well in excess of $400 million.

Coupling strong top line growth with the realization of at least $20 million of annualized cost synergies, we also expect an adjusted EBITDA margin of at least 20% in 2027, generating strong cash flow and strengthening our balance sheet. This level of anticipated profitability will also enable us to rapidly de-lever to under three times adjusted EBITDA by the end of the first full year as a combined company.

I will now turn the call back to Joe. Joe?

Joe Capper

Thanks, Doug. As you just heard, our wound business is recovering nicely. Surgical franchise continues to excel, and we have just put the company in position to execute an extremely transformational merger, creating one of the most attractive regenerative medicine companies in the market. We have a lot of work to do over the next few months to bring the deal to a successful conclusion and welcome the Sanara team to the family.

In closing, I would like to once again thank the entire MiMedx team for your persistence and focus as we navigate the profound changes and opportunities that face our company. Because of your dedication and never quit mindset, we remain in a competitively strong position and believe our future is incredibly bright.

Now let’s shift over to Q&A and open the call to questions. Operator, we are ready for our first question. Please proceed.

Operator

Thank you. We will now be conducting a question and answer session. If you’d like to ask a question, please press star, one, on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two, if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. We ask you to please limit to one question and one follow-up.

Thank you. Our first question comes from the line of Chase Knickerbocker with Craig-Hallum. Please go ahead.

Chase Knickerbocker

Good afternoon. Thanks for taking the questions. Maybe just to start for me, Joe, just want to dig in a little bit further on kind of what makes this deal, um, the right one. Uh, a little bit more kind of specifically on the product side. So I’d imagine CellerateRX was kind of central here, but maybe just take us through the three major Sanara products and your thoughts on kind of the synergies versus overlap and kind of, you know, kind of the specifics of the products as well as far as what kind of drew this deal being the right one.

Joe Capper

Yeah. Thanks, Chase. You know, before I jump into that, I don’t want to lose sight on the fact that we had an outstanding quarter. This is an exciting deal, but it should not overshadow the fact that we made meaningful progress in Q2. Surgical revenues were up at 15% once again. We made great progress in the wound care market. We talked about our sequential volume growth in wound care centers of 22%, or in wound care overall. In wound care centers, sequential volume growth was up 44%.

In wound care centers, we even had year-over-year volume growth. That is meaningful progress. I talked about taking out a fair amount of expense to get us back to profitability, which we saw towards the end of the quarter. We had sequential revenue growth for the company in aggregate, 9%, which was phenomenal performance. June revenue was $24 million.

If you took that June revenue and, you know, just figured we did that on average for the back half of the year on a monthly basis, you’re already within range. The range that we put out for revenue. If we stop there, that’s fantastic news. Now add in the Sanara acquisition. Yes, this is a deal that makes a ton of sense for us. You’ve heard us talk about the importance of expanding our surgical portfolio on every one of these calls. We’ve licensed a few products, and we’ve seen excellent growth. That’s where investments have been in terms of additional, uh, commercial resources, clinical data, etc. This just accelerates that plan.

As you mentioned, most of their LTM revenue comes from CellerateRX product. It’s well-penetrated into the marketplace. We think we can help expand that even further given the reach of our commercial organization. Second product that accounts for a fair amount of sales is their, uh, BIASURGE product, which is a rinse product. I talked about it in my prepared comments. Super excited about that as well.

We think, uh, our direct team can do more with that, frankly, and we think there’s possibility to take a variant of that into the wound care center, which is -- frankly, they haven’t really penetrated much because that’s not where their reach is today. And then I also mentioned the OsStic product, which is a bone adhesion product that’s in development. And that, frankly, is another product that we’re super excited about. So all of these things together and other products that they have in development made a ton of sense for us.

We’ve been working with their team, we started back in 2025. Got to know them a lot better over the course of this process and are super impressed with the people in that organization. And that’s probably the most important thing for me when I look at combining companies. If you don’t have cultures that match up, it’s just not going to work. So, the more we got to know them, the more excited we got about this potential deal.

Chase Knickerbocker

Joe, could you maybe just touch on kind of the momentum that you’ve seen kind of continuing through July? I would imagine that kind of ending the quarter at $24 million, that was probably a kind of a steep increase from kind of what you had seen in April per your commentary on the Q1 call. So can you just maybe talk about kind of how that momentum has continued through July? And then just a point of clarification, could you just give us a sense for what portion of your wound business at this stage is HOPD, you know, wound care center relative to the other sites of service, and just kind of how what you’re seeing is kind of differing in those different sites of service at this point?

Joe Capper

Well, HOPD is where all the growth is coming from. We’re we’re not seeing sequential growth anywhere else, uh, but there. We have not broken them out by, uh, sites of service. As far as July, since it’s not over, I’m not going to comment on it, but suffice it to say, we continue to see good momentum in our business.

Chase Knickerbocker

Is it fair to say you’ve seen continued improvement, Joe?

Joe Capper

We continue to see good momentum across our business.

Chase Knickerbocker

Thank you.

Operator

Your next question comes from the line of Frank Takkinen with Lake Street Capital Markets. Please go ahead.

Frank Takkinen

Great. Thank you for taking the questions. Congrats on the quarter and the acquisition, of course. Would like to start with one on the acquisition as well. Would like to kind of cover the overlap question. You mentioned Sanara has over 4,000 accounts that they have contracts with, but I believe they have about 1,500 that they are active within. Realizing you’re probably early in --looking at all that overlap, maybe talk to how much of those incremental 2,500 you may already have relationships. And then two, on their sales force, how much overlap do you have on those geographies, and where might you be able to expand or see synergies from either side?

Joe Capper

Hey, Frank, way too early to talk about that level of specificity. We just signed this deal today. We will work very closely with the Sanara team over the next few months to develop a well-thought-out integration plan, uh, that takes into account best practices from both organizations. And certainly, we’re going to look to see where we have overlap and where we have potential gaps that we could augment. But it’s kind of too early to start going into the details of what that looks like.

Frank Takkinen

OK. Fair enough. And then maybe one on any overlapping products across your two portfolios where you could see some potential cannibalization in either direction or any thoughts on that?

Joe Capper

Uh, no. For the most part, we view the two portfolios as extremely complementary. And the products -- and I would say even the physicians that we’re targeting are incredibly complementary, and the procedures that we’re targeting are incredibly complementary. There may be some overlap, but I think it’s minimal.

Frank Takkinen

OK. Fair enough. And then maybe back on the wound business, you made a couple comments on MACs, and it feels like there’s some recovery there, but maybe take us a little bit deeper into how that trend line has looked, and I assume that has a good contributor to why your June was as good as it is. So any other additional color on the MACs would be greatly appreciated.

Joe Capper

Yeah. I can’t share market data because I don’t -- I’m not really getting great market data on the wound care business today. I could just talk about what we’re seeing, and I outlined those percent increases on a sequential basis. What we anticipated was patients would start to migrate into the wound care centers, and certainly that seems like that has happened, right? And we have a pretty good position in that segment and is likely why our business is trending the way it is.

I can’t speak for other companies. I’m not sure how everybody’s doing, but -- so I can’t really speak to the wound care market at large. I just know that we have a strong position there, and our business is trending in a very positive direction. So remember, though, we’re still in kind of the early recovery phase, and there’s a lot of noise in the market. We talked about challenges at the MAC level to process claims. We’ve mentioned the challenges with CMS’s implementation of the WISeR Model, which is really impacting us in four states, uh, that’s been a real headwind. There’s a lot of customers that have left the business. Folks are being plagued with audits and callbacks that they’re trying to work their way through. All of that just creates challenges in the overall market. In spite of that, we’re seeing fairly good progress, again, specifically in wound care centers.

Frank Takkinen

Got it. That’s helpful. Thanks for taking the questions.

Operator

Your next question comes from the line of Dave Turkaly with Citizens. Please go ahead.

Dave Turkaly

Hey, good evening. Yeah, congrats on the, transaction and the performance, the sequential uptick. Um, I don’t know if you’re going to be willing to talk about some of the details here, but I -- I’ll throw a couple out and see if you can expand on them. The $20 million in synergies, given that you’re placental and they’re collagen and synthetic, could you just talk about where you think you’re going to get those, specifically from what bucket?

Doug Rice

Yeah. Dave, this is Doug. Good question. I think the way we look at it is, you know, the synergies are going to be derived from your typical public-to-public acquisition overlaps. So we’ll get more than half of the $20 million from G&A, and the rest of it will be spread around.

Dave Turkaly

Thank you for that. I guess the other one I had, there was a comment in the release that said, driving strong profitability post-close. Was that comment intended to mean EBITDA, or does that actually mean bottom line, like net income?

Doug Rice

Well, we look at the whole gamut of financial measures, but primarily EBITDA is our focus initially. We’ll exit the year, uh, you know, on a positive note from an organic perspective, and Sanara already has a strong track record of healthy flow-through on their side, coupled with the synergies that we expect. We expect a really healthy financial profile, uh, after the combination.

Joe Capper

Yeah, it’s really rare that you can execute an acquisition like this. It’s immediately accretive up and down the P&L. Uh, so that’s really exciting. We’ll be profitable as a standalone company in the back half of the year. Sanara’s already running a fairly decent adjusted EBITDA margin, then we’ll have the combination synergies on top of that. So we feel pretty good about the direction of the company in terms of both revenue and profitability.

Dave Turkaly

One last one. I’ll just throw it out there, Doug. I don’t know if you have this number off the top of your head, but given the stock component of the deal, do you have an estimate of what the shares outstanding will be in '27?

Doug Rice

All in, Dave, we’re at roughly 150 million shares today, and we’re going to issue just over four million new shares if that gives you an idea about total going forward.

Matt Notarianni

Yeah. And Dave, just to pile on there, in the Q, there’s some disclosure. We talked about the share repurchase, which took three and a half or so out in the second quarter. So there’s kind of a netting effect. I mean, it’s slightly higher, but, um, don’t think of it as an all-in extra four and a half.

Joe Capper

Yeah. Excellent point, Matt. We took out close to three and a half million shares at $3.67. We’ll reissue about 4.2 million shares, so a net increase of about 700,000, uh, shares to our float since the time we executed our buyback program. And obviously, we stopped the buyback program as this deal got closer to looking likely.

Dave Turkaly

Got it. Thank you very much.

Operator

Your last question comes from the line of Brad Bowers with Mizuho Securities. Please go ahead.

Brad Bowers

Hey. Thanks for taking the questions, guys.Maybe to ask one kind of on the reverse side. I mean, looking at the Sanara business, you know, some pretty attractive things about it, you know, $100 million or so revenue base, 90% plus gross margins. You know, why is it the right time for this business to kind of be selling to MiMedx? You know, honestly, on the surgical side, I think similar EV, you know, similar size businesses, so just wanted to kind of hear about what they’ve seen and why they’re selling, and then, you know, if it is that growth was kind of slowing, how MiMedx can kind of take it to the next leg?

Joe Capper

Brad, I’m not going to speak for them. I will tell you that they are still incredibly bullish on their business. They have a robust product portfolio. They have more products in the pipeline. They’ve been resourcing the business. They streamlined it a bit last year. They saw nice growth last year, and nice growth into this year. So you would have to ask them why this made sense for them to do it and why this was the right time.

Brad Bowers

OK. Sure thing. That makes sense. Just thinking about, I guess, the gap between the $100 million of revenue that’s being bought and the $4 billion of new TAM, you know, clearly under-penetrated and just wanted to hear about, I guess, what’s available maybe near term and what level of investment, you know, is required, you know, to get maybe some of the other pieces of the new TAM.

Joe Capper

I think just with our larger commercial presence, uh, and the momentum that they’ve built up behind their portfolio, uh, we’ll find a lot of cross-selling opportunity. And again, you mentioned the TAM. It is a big TAM. It is under-penetrated. These markets are still in development. Use of these types of products in a variety of different surgical subspecialties is still in development, which is frankly quite exciting for us, so I think there’s a ton of upside here.

Brad Bowers

Thanks. And then just one on the core business. Just, you know, obviously, again, buying a good amount of EBITDA here. You know, obviously nice that it’s an accretive deal. Just wanted to hear about what was implied on the core business. You know, I think you guys have actually been pretty good with guiding us on the wound business, so there’s some visibility here, and it sounds like next year would be better. So maybe just, I don’t know about if you’d be willing to give kind of what core EBITDA would’ve been, you know, obviously 20% with the deal, but it might imply something like low double digits for the core business. Just wanted to hear about recovery into next year expectations. Thank you.

Doug Rice

Joe, I’ll start and you can provide color. But we expect to be profitable in the back half of the year, Dave, for all the reasons that we articulated in the script and just consistent with our prior quarter call. So we’ll exit the year on a strong sequential revenue growth and strong flow through which we expect to carry into 2027 as we sort of get back to the -- not just double digits, but, you know, certainly well into the double digits in terms of just organic flow through for next year. Just based on everything that we know about our new products, our launches, and momentum, both in wound and surgical, we expect to grow in both of those franchises.

Joe Capper

Yeah. You could put the pieces together. This 2026 is clearly a reset year, uh, for the wound care business, and we continue to see great momentum in surgical. So you reset the business in 2026. If you’re back to normal growth rates, uh, for the business overall in 2027, you know, that chunk of our business is up $300 million plus, and then you add these guys in. We’re saying conservatively, we’re over $400 million. We’re not saying how much over $400 million because we’re still in the early stages of this. And I think the 20%+ EBITDA margin is also very safe, and we’re being conservative there as well.

Brad Bowers

Thanks, guys. Congrats on the deal.

Joe Capper

Thank you.

Doug Rice

Thanks, Dave.

Operator

This now concludes our question and answer session. I would like to turn the floor back over to Joe Capper for closing comments.

Joe Capper

Thanks, operator. Thanks, everybody, for your continued interest in the company. At this point, we’ll conclude the call, and we’ll talk to you all at the end of next quarter. Thank you very much.

Operator

Ladies and gentlemen, thank you for your participation. This does conclude today’s teleconference. You may disconnect your lines and have a wonderful day.

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